Direct Phone:	713-895-6089
Direct Fax:	713-895-5490

April 7, 2008

Ms. Anne Nguyen Parker

Branch Chief

Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	BJ Services Company
Form 10-K for Fiscal Year Ended September 30, 2007
Filed November 29, 2007
File No. 1-10570
Definitive Proxy Statement on Schedule 14A
Filed December 26, 2007
File No. 1-10570

Dear Ms. Parker:

This letter is in response to a request from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated March 26, 2008 regarding the filings listed above by BJ Services Company (the “Company”). For your convenience, our response is prefaced by the Staff’s corresponding comments in bold text.

Definitive Proxy Statement filed December 26, 2007

Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

We confirm in writing that we will comply with the Staff’s comments in all future filings.

Corporate Governance, page 6

Related Party Transaction Policies and Procedures, page 7

1.	We note your disclosure on page 7 regarding your related party transaction policies and procedures. In future filings please disclose the standard to be applied pursuant to such procedures. See Item 404(b) of the Regulation S-K. For example, we note that your Related Party Transaction Policy, adopted December 6, 2007 and posted on your website, sets forth the factors your nominating/corporate governance committee will consider in determining whether to approve or ratify a related party transaction.

Company Response

In future filings, we will disclose the standard to be applied regarding a related party transaction policy. As an example with respect to fiscal year 2007, the factors were as follows:

In reviewing related party transactions, the Nominating and Governance Committee takes into account, among other factors it deems appropriate, the following: (i) whether the transaction is fair to the Company, (ii) whether the Committee has all of the material facts regarding the transactions or parties involved, (iii) whether the transaction is generally available to an unaffiliated third-party under the same or similar circumstances and cost, and (iv) the extent of the related person’s interest in the transaction.

Director Compensation, page 11

2.	In future filings, please disclose the amount accrued to each director under your directors’ benefit plan during the relevant fiscal years. Such disclosure should be included in your Director Compensation table in a column captioned “All Other Compensation.” See Item 402(k)(2)(vii).

Company Response

As discussed in our telephone call with the Staff on April 4, 2008, this disclosure was included in our Director Compensation table under the column captioned “Change in Pension Value and Nonqualified Compensation Earnings.” In future filings, we will disclose by footnote to the column a description of the amounts included in the column. As an example with respect to fiscal year 2007, we would have included the following footnote for the column “Change in Pension Value and Nonqualified Compensation Earnings:”

Represents the increase in the net present value of vested benefits payable under the Directors’ Benefit Plan.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (713) 895- 6089 or Margaret B. Shannon at (713) 895-5867 with any questions or comments.

Very truly yours,

/s/ Lee Whitley
Lee Whitley
Sr. Corporate Counsel